Exhibit 99.1

Pembina Pipeline Corporation Announces Redemption of Series C and E Convertible Debentures

CALGARY, Aug. 27, 2015 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it has issued notices of redemption to holders of its Series C 5.75% convertible unsecured subordinated debentures (the "Series C Debentures") and its Series E 5.75% convertible unsecured subordinated debentures (the "Series E Debentures" and together with the Series C Debentures, the "Debentures") pursuant to which Pembina will redeem the entire outstanding principal amount of the Debentures on October 13, 2015 (the "Redemption Date"). As at the date hereof $229,828,000 aggregate principal amount of Series C Debentures and $21,693,000 aggregate principal amount of Series E Debentures remain outstanding.

The Debentures will be redeemed on the Redemption Date at a price equal to the principal amount thereof, plus accrued and unpaid interest from June 30, 2015 to but excluding the Redemption Date, less any applicable tax withholdings. In each case, subject to regulatory approval, Pembina intends to satisfy the redemption price through the issuance of common shares in the capital of Pembina ("Common Shares").

The number of Common Shares to be issued will be calculated on the Redemption Date by dividing the outstanding principal amount of each series of Debentures by 95% of the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on October 5, 2015. Any accrued and unpaid interest on the Debentures will be paid in cash and cash will also be paid in lieu of any fractional Common Shares that would otherwise be issued. Subject to prior regulatory approval, Pembina intends to have the Debentures de-listed from the Toronto Stock Exchange following their redemption.

Holders of Debentures remain entitled to convert their Debentures at the current conversion price of $28.55 for the Series C Debentures and $24.94 for the Series E Debentures at any time up to the close of business on October 9, 2015. Holders should contact their broker, or other professional advisors, to determine the best course of action having regard to their particular circumstances.

In the circumstance where a holder's Debentures are held through a broker, the broker should be contacted immediately as the process for exercising the conversion privilege is also subject to the rules and procedures of the broker and of CDS Clearing and Depository Services Inc. Holders of Debentures should also be aware that the applicable timing and deadlines for conversion may vary from broker to broker. All holders of the Debentures who fail to deliver a notice of conversion on or prior to October 9, 2015 (or such earlier time as may be required by their broker) shall have their Debentures redeemed on the Redemption Date pursuant to the calculation set out above.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "will", "expects", "intends", and similar expressions.

In particular, this news release contains forward-looking statements and information relating to the redemption of the Debentures, the issuance of Common Shares as payment of the redemption price, the payment of cash in respect of interest and fractional shares and the anticipated de-listing of the Debentures. These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, regarding, among other things that all required regulatory approvals will be obtained on the necessary terms in a timely manner; and that Pembina will, on the Redemption Date, meet all of the required terms and conditions of the Debentures (including those set forth in the applicable debenture indentures) in order to effect the redemption on the terms currently contemplated (which includes assumptions respecting trading prices of the Common Shares). These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the risk that regulatory approvals will not be obtained in the timelines or on the terms required thereby delaying the redemption or causing it to not occur at all; the risk that Pembina will not be able to meet the requirements for redemption on the Redemption Date, including with respect to the price of its Common Shares, which ability may be impacted by a number of risk factors including, regulatory environment and decisions, non-performance of agreements in accordance with their terms, the impact of competitive entities and pricing, reliance on key industry partners, alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, the continuation or completion of third-party projects, actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; adverse general economic and market conditions in Canada, North America and elsewhere, fluctuations in operating results, construction delays, labour and material shortages, and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2014, which can be found at www.sedar.com.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward looking statements or information contained herein, except as required by applicable laws.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations, Chelsy Hoy / Ian McAvity, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 07:30e 27-AUG-15